Treasury - Investor Relations Department

VENDEXKBB

Securities and Exch
450 Fifth Street, N.
WASHINGTON, D.
U.S.A.

02060807

Date	Telephone number	Fax number	Reference
13 December 2002	+31-20 - 5490 509	+31-20 - 6461 099	T02.252/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear madam/sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Very truly yours,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

Vendex KBB N.V., De Klencke 6, 1083 HH Amsterdam, P.O. Box 7997, 1008 AD Amsterdam, Tel. +31-20 - 5490 500
ABN AMRO Bank 54.03.46.403, KvK Amsterdam 33136863

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, December 2, 2002

America Today goes independent in management takeover

America Today is to become independent of Royal Vendex KBB. The assets will be sold to the management of America Today at book value. The sale will have no consequences for the workforce of the chain, which comprises some 150 employees (100 FTE). The relevant works council has been asked for advice.

America Today is a life-style format targeting young people, with sixteen outlets in the Netherlands and one in Belgium (Antwerp). Net sales amount to circa 17 million euro; operating income is slightly negative. In addition to own label articles, the collection consists largely of American branded garments. Footwear, accessories, gadgets and American food (candies and drinks) are also sold. Besides the well-known international brands the collection includes 'toppers' familiar on the main streets and campuses of America, such as Abercrombie & Fitch and Triple 5 Soul, which in the Netherlands are sold exclusively by America Today. Two America Today stores have introduced a children's concept, selling such brands as Timberland, Tommy Hilfiger, O'Neill, Polo Jeans and Jeep.

The sale of America Today is in line with Vendex KBB's strategy to streamline the portfolio of retail formats and to give prominence to formats that have strong market positions and the potential for expansion in Europe. Pursuant to this strategy Vendex KBB earlier this year sold ten retail formats to Retail Network, part of the international investment company CVC.

America Today currently belongs to the Fashion business unit. After the sale, this business unit will consist of the internationally oriented fashion formats M&S Mode, Hunkemöller and Claudia Sträter. Considering the size of America Today the divestment will have no material impact on the sales and results of Vendex KBB. It is expected that the transaction will result in a slight positive cashflow and a small book loss over the current fiscal year.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

File No. 82 - 4120

PRESS RELEASE

VENDEXKBB

Amsterdam, November 26, 2002

Vendex KBB sells part of IT company to PinkRoccade

Royal Vendex KBB intends to transfer part of its activities in the field of information technology to the IT company PinkRoccade. Vendex KBB's IT activities are to a large extent concentrated in the Group company Vendex KBB IT Services, which operates from two locations, Amsterdam and Sittard. The Sittard location, with a workforce of circa 80 employees, is being taken over by PinkRoccade. Vendex KBB IT Services will continue from its base in Amsterdam with some 270 employees to provide services to companies within the Group. Subject to positive advice from the works council involved, the Sittard location will transfer to Pink Roccade no later than February 1, 2003.

The sale of the IT operation in Sittard and the concentration of the Group's IT activities in Amsterdam are a consequence of the significant streamlining of the Specialty Stores portfolio carried out by Vendex KBB in recent years. Several retail formats sold by Vendex KBB in that period have continued to be serviced by the IT operation in Sittard. Since the recent sale of six Group companies (ten retail formats) to CVC as of the end of July this year, 'Sittard' has been working mainly for third parties and no longer functions exclusively as internal supplier of IT services to operating companies of Vendex KBB. For that reason it has been decided to externalise these activities.

In consequence of the sale to PinkRoccade the provision of services to the customers of 'Sittard' will be guaranteed and nearly all the personnel at this location will keep their jobs. They will enter the service of PinkRoccade maintaining their present terms of employment. It has been agreed with PinkRoccade that Hunkemöller and Dixons – the only operating companies of Vendex KBB to have their IT systems serviced by 'Sittard' – will continue to make use of 'Sittard's services for at least the next three years. The system collectively used by these operating companies and the meanwhile divested Perry sports chain will be disentangled and modernised, making it possible to work more cheaply and more flexibly.

The streamlining of the Specialty Stores portfolio also has an impact on some services of 'Vendex KBB Specialty Stores' located in Hilversum. Several activities will be taken over elsewhere in the Group. These changes together with the sale of the IT operation in Sittard and the disentanglement of the different systems will lead in the current year to a once-only expenditure of 12 to 15 million euro (before tax). With effect from the next fiscal year this will result in an improvement of operating income amounting annually to 4 or 5 million euro.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509